SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[[]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 2011

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from _______________ to _______________

Commission File Number 000-31957

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

First Federal of Northern Michigan Employees’ Savings & Profit Sharing Plan and Trust

B:  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First Federal of Northern Michigan Bancorp, Inc.
100 S. Second Avenue
Alpena, Michigan 49707

INDEX

Page

REPORT LETTER	1

FINANCIAL STATEMENTS

Statement of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-10

SCHEDULE

Schedule I – Schedule of Assets Held at End of Year as of December 31, 2011 –
Form 5500, Schedule H, Part IV, line 4i	11

[Letterhead of Plante & Moran, PLLC]

Report of Independent Registered Public Accounting Firm

To the Participants and Trustees of
First Federal of Northern Michigan Employees’ Savings and Profit Sharing Plan

We have audited the accompanying statement of net assets available for benefits of First Federal of Northern Michigan Employees’ Savings and Profit Sharing Plan (“the Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor have we been engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010 and the changes in net assets available for benefits for the year  ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Auburn Hills, Michigan
June 27, 2012

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AN PROFIT SHARING PLAN

Statement of Net Assets Available for Benefits

	December 31,
Assets	2011	2010

Participant directed investments, at fair value (Notes 2, 3, 6 and 9)
Cash	$12,864	$12,082
Pooled separate accounts	1,500,246	1,680,550
Common stock (First Federal of Northern Michigan Bancorp, Inc.)	265,891	237,639
Common collective trust	463,724	301,057
Total investments, at fair value	2,242,725	2,231,328

Participant notes receivable	106,361	130,064
Employer contribution receivable	92,982	-

Total assets	2,442,068	2,361,392

Liabilities	149	153

Net assets available for benefits, at fair value	2,441,919	2,361,239
Adjustment from fair value to contract value for interest in common collective trust fund that invests in fully benefit-responsive investment contracts	(10,761)	(6,025)

Net assets available for benefits	$2,431,158	$2,355,214

The accompanying notes are an integral part of the financial statements.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AN PROFIT SHARING PLAN

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2011
Additions
Additions in net assets attributed to:
Interest from Participant Notes Receivable	6,794
Contributions:
Participants	203,157
Employer
Match	78,726
Profit Sharing	92,982
Total additions	381,659

Deductions
Deductions from net assets attributed to:
Net depreciation in fair value of investments (Note 3)	$31,960
Benefits paid to participants	250,837
Administration expenses	22,918
Total deductions	305,715

Net increase	75,944

Net assets available for benefits
Beginning of the year	2,355,214

End of the year	$2,431,158

The accompanying notes are an integral part of the financial statements.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AN PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN

The following description of the First Federal of Northern Michigan (“the Company” or “Plan Sponsor”) Employees’ Savings and Profit Sharing Plan (“the Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General.  The Plan Sponsor established the Plan effective February 1, 2005.  The Plan is a defined contribution plan covering all full-time employees of the Company who have completed six months of eligibility service and are age twenty-one or older.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.  Participating employees may make contributions on a deferred salary arrangement (pretax contributions), under Section 401(k) of the Internal Revenue Code (the “IRC”), in an amount up to 25% of pretax annual compensation, as defined in the Plan. However, the IRC places annual limits on employee contributions to the Plan; the limit was $16,500 for both 2011 and 2010, per participant.  Participants may also make rollover contributions from conduit Individual Retirement Accounts or other tax-qualified retirement plans.  Additionally, participants age 50 and older may make annual pretax catch-up contributions up to the annual limit established by the IRC; the limit was $5,500 per qualifying employee for both 2011 and 2010.

Effective January 18, 2011, the Company reinstated the employer matching contributions. The Company makes matching contributions in an amount equal to 100% of the employees’ elective deferral contributions which are not over 2% of compensation, plus 50% of the  employees’ elective deferral contributions which are over 2% of compensation but are not over 4% of compensation.

Additional profit sharing amounts may also be contributed at the option of the Company’s Board of Directors and invested in a portfolio of investments as directed by participants.  The Company made elective profit sharing contributions for the Plan year ended December 31, 2011 of $92,982.

Participant Accounts.  Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s matching and profit sharing contributions, and (b) Plan earnings.  Allocations are based on participant earnings, contributions or account balances, as defined.  The benefit to which a participant is entitled is the aggregate of the participants’ deferrals and rollovers and the vested portion of employer contributions.  Each participant directs the investment of his or her account to any of the investment options available under the Plan.

Vesting.  Participants are immediately vested in their contributions plus actual earnings thereon.  Vesting in the Company’s matching contribution portion of their accounts is based on years of continuous service.  A participant is 100% vested after five years of credited service. Participants are immediately vested in any profit sharing contributions.

Participant Notes Receivable.  Participants may borrow from their accounts a minimum of $1,000 up to a maximum equal to the lesser of (a) $50,000 or (b) one-half of the participant’s vested balance, reduced by any outstanding loan balance.   Participant notes receivable are generally repaid through periodic payroll withholdings, are secured by the participant’s account balance and bear interest at rates based on the general prime rate plus a percentage determined by the Plan administrator.    If a participant fails to make a scheduled repayment, the participant note receivable will be considered in default after a certain period of time as specified in the Plan document and the participant will be deemed to have received a taxable distribution from the Plan.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AN PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 -- DESCRIPTION OF THE PLAN (Continued)

Payment of Benefits.  Upon termination of service, whether due to retirement, disability or death, a participant may elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or annual installments according to Internal Revenue Code Section 401(a)(9).  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

Administrative Expenses.  Expenses of administering the Plan, including the expenses of the committee and the fees and expenses of the trustee, are generally borne by the Company (see Note 4).  However, brokerage and loan fees, transfer or other taxes, and certain other administrative expenses are charged against the respective fund and participant accounts and are included in the Statement of Changes in Net Assets Available for Benefits as administrative expenses.

New Accounting Pronouncements.  In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS.  The standard clarifies existing fair value measurement and disclosure requirements and changes existing principles and disclosure guidance. Clarifications were made to the relevancy of the highest and best use valuation concept and measurement of an instrument classified in an entity’s shareholder’s equity. Changes to existing principles and disclosures included measurement of financial instruments managed within a portfolio, the application of premiums and discounts in fair value measurement, and additional disclosures related to fair value measurements. The updated guidance and requirements are effective for financial statements issued for the first annual period beginning after December 15, 2011.  The adoption of this standard is not expected to have a material effect on the Plan’s financial statement.

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting and Estimates.  The accompanying financial statements of the Plan are prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein and disclosure of contingent assets and liabilities during the reporting period.  Actual results could differ from those estimates.

Investment Valuation and Recognition.  The Plan’s investments are stated at fair value, except for its stable value common collective trust fund (Principal Stable Value Fund), which is stated at contract value.  Common collective trust funds that invest in fully benefit-responsive investment contracts (commonly  known as stable value funds) are adjusted to contract value in the financial statements.  Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits.  The fair value of the stable value common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. The  pooled separate accounts  are valued at net asset value per share of the accounts, which is based on the fair value of the account’s underlying assets.

Fair values of Plan investments in common stock are based on quoted market prices.  The interest-bearing cash account is valued at its outstanding balance, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair value.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions, to determine the fair value of certain financial instruments could result in a different fair value measurement at the report date. See Note 9 for additional information.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AN PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Participant Notes Receivable. Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Forfeited Accounts.  Forfeited non-vested account balances are used to either offset Plan administrative expenses or reduce employer matching contributions.  Forfeitures of terminated non-vested account balances were $4,447 and $7,817 for the years ended December 31, 2011 and 2010, respectively. The 2011 and  2010 forfeitures were used to cover plan administrative expenses.

Risks and Uncertainties.  The Plan invests in various securities including pooled separate accounts, a common collective trust fund, and First Federal of Northern Michigan Bancorp, Inc, common stock.  Investment securities, in general are exposed to various risk, such as interest rate risk, credit risk and overall market volatility.  Due to the level of risk associated with certain investment securities it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits.

Payment of Benefits.  Benefit payments are recorded when paid.

NOTE 3 -- INVESTMENTS

Investments that represent five percent or more of the Plan’s net assets:

	Value at December 31,
	2011	2010
Investment
Investments at Fair Value
Principal International Emerging Markets Separate Account	$149,177	$188,291
Principal Capital Appreciation Separate Account	169,493	5
Principal Partner Large-Cap Growth Separate Account	120,501	173,670
Principal Lifetime 2020 Separate Account	179,156	214,791
Principal Disciplined Large-Cap Blend Separate Account	-	164,422
Principal Mid-Cap S&P 400 Index Separate Account	117,230	131,780
First Federal of Northern Michigan Bancorp, Inc. Stock	265,891	237,639

Investment at Contract Value
Principal Stable Value Fund	$452,963	$295,032

During 2011, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $31,960, as follows:

Pooled separate accounts	$(47,311)
Common stock	15,351
$(31,960)

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AN PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 4 –PARTY-IN-INTEREST TRANSACTIONS

Various administrative expenses of the Plan are borne by the Plan Sponsor.  Such amounts were approximately $24,500 for the year ended December 31, 2011.  In addition, the Plan invests in funds managed by affiliates of the Principal Life Insurance Company (the “Trustee”) and allows for investment in shares of the Company’s common stock.  These transactions with the Trustee of the Plan and the Plan Sponsor qualify as party-in-interest transactions.

NOTE 5 -- PLAN TERMINATION

Although the Company has not expressed any intent to do so, the Plan may be terminated, in whole or in part, at any time, but only upon the condition that such action precludes any part of the assets of the Plan from being used for or diverted to purposes other than for the exclusive benefit of the participants and their beneficiaries and for the payment of expenses of the Plan.  Upon termination or partial termination of the Plan or upon the complete discontinuance of contributions under the Plan, employer matching contributions shall become 100% vested and the assets of the Plan shall be distributed to the participants and their beneficiaries at such time and in such nondiscriminatory manner as determined by the Plan Sponsor.

NOTE 6 -- PRINCIPAL U.S. PROPERTY SEPARATE ACCOUNT

During 2008, Principal Life Insurance Company (Principal) placed a limitation on the withdrawal of funds from the Principal U.S. Property Separate Account.  Principal began making limited distributions in 2010.  Payments are being made on a pro rata basis and were determined based on the unit value at the time of payment.  During March 2011, the withdrawal limitations on the investment were lifted and any pending payment requests were processed.

NOTE 7 -- TAX STATUS OF THE PLAN

In October, 2009, the Plan received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective January, 2009, met the requirements of Section 401 of the code. The Company and the plan administrator believe that the Plan is currently designed and operated in material compliance with the applicable requirements of the Internal Revenue Code and that the Plan and related trust continue to be tax-exempt. The trust established under the Plan will generally be exempt from federal income taxes under Section 501(a) of the code; Company contributions paid to the trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the code; and the Plan meets the requirements of Section 401(k) of the code allowing Pretax Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and trust meet the applicable provisions of the code.

Participants are not taxed, either on Company contributions to the Plan or on the earnings thereon, including appreciation, allocated to their accounts until actual distribution of such accounts.  At that time, the participant is generally taxed on the total amount of the distribution.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AN PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 -- TAX STATUS OF THE PLAN (Continued)

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan’s tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements.  The plan administrator believes it is no longer subject to tax examinations for years prior to 2008.

NOTE 8 -- RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2011	2010

Net assets available for benefits per the financial statements	$2,431,158	$2,355,214
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	10,761	6,025

Net assets available for benefits per the Form 5500	$2,441,919	$2,361,239

The following is a reconciliation of investment income per the financial statements to the Form 5500:

December 31,
2011

Total increase in net assets available for benefits per the financial statements	$75,944
Add: Change in adjustment from fair value to contract value for fully benefit-responsive investment contracts	4,736

Total net income per the Form 5500	$80,680

NOTE 9 – FAIR VALUE MEASUREMENTS

Accounting standards require certain assets be reported at fair value in the financial statements and provides a framework for establishing that fair value.  The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

Level 1 - In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets that the Plan has the ability to access.

Level 2 - Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly.  These Level 2 inputs include quoted prices for similar assets in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level 3 - Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.  These level 3 fair value measurements are based primarily on management’s own estimates using pricing models, discounted cash flow methodologies, or similar techniques taking into account the characteristics of the asset.  A pooled separate account was classified as a level 3 investment due to the distribution limitations discussed in Note 6. As a result of the distribution limitations being lifted in 2011, this investment is no longer classified as a Level 3 investment.

In instances where inputs used to measure fair value fall into different levels in the above fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AN PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 -- FAIR VALUE MEASUREMENTS (Continued)

The following tables represent the balances of the Plan’s financial assets that were measured at fair value on a recurring basis as of December 31, 2011 and 2010:

Assets Measured at Fair Value on a Recurring Basis at December 31, 2011

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2011

First Federal of Northern Michigan common stock	$265,891	$-	$-	$265,891
Pooled Separate Accounts
Equity Funds (1)	-	721,790	-	721,790
International Funds (1)	-	160,465	-	160,465
Balanced Asset Allocation Funds (2)	-	451,444	-	451,444
Fixed Income Funds (3)	-	52,559	-	52,559
Real Estate Fund (4)	-	113,988	-	113,988

Cash	-	12,864	-	12,864
Common Collective Trust
Principal Stable Value Fund (5)	-	463,724	-	463,724

Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance at December 31, 2010

First Federal of Northern Michigan common stock	$237,639	$-	$-	$237,639
Pooled Separate Accounts
Equity Funds (1)	-	833,254	-	833,254
International Funds (1)	-	203,837	-	203,837
Balanced Asset Allocation Funds (2)	-	479,194	-	479,194
Fixed Income Funds (3)	-	55,820	-	55,820
Real Estate Fund (4)	-	-	108,445	108,445

Cash	-	12,082	-	12,082
Common Collective Trust
Principal Stable Value Fund (5)	-	301,057	-	301,057

(1) This category represents investments in an actively managed pooled separate account fund that invests primarily in equity securities which may include common stocks, options and futures.

(2) This category represents investments in an actively managed pooled separate account fund that invests primarily in both equity and debt securities.  The investments may include common stock, corporate bonds, government bonds, interest rate swaps, options and futures.

(3) This category represents investments in actively managed pooled separate accounts with investments in a variety of fixed income investments which may include corporate bonds, government bonds, interest rate swaps, options and futures.

(4) This category represents investments in an actively managed pooled separate account with investments in real estate. The investments may include actual real estate property or real estate investment trusts.

(5) This category represents investments in an actively managed common collective trust fund that invests primarily in investment contracts, a variety of fixed income investments which may include corporate bonds, government bonds and wrapper contracts.

There were no unfunded commitments or redemptions restrictions on the investments described above except for the Real Estate Fund which is described below.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AN PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 9 – FAIR VALUE MEASUREMENTS (Continued)

The following table is a reconciliation of all assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2011:

Principal U.S. Property Separate Account

Balance - December 31, 2010	$108,445
Transfer out to Level 2	(108,445)
Balance at December 31, 2011	$-

The Plan’s practice is to recognize transfers between levels of the fair value hierarchy as of the beginning of the year.  During 2011, the investment previously classified as Level 3 was transferred to a Level 2 classification as a result of the withdrawal limitations on the investment being lifted as described in Note 6.

The Plan also holds other assets not measured at fair value on a recurring basis, including contribution receivable and participant notes receivable.  The fair value of these assets approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the instruments or the use of interest rates that approximate market rates for instruments of similar maturity.

FIRST FEDERAL OF NORTHERN MICHIGAN
EMPLOYEES’ SAVINGS AN PROFIT SHARING PLAN

EIN 38-3206228, Plan #003

Schedule I – Schedule of Assets Held at End of Year
Form 5500 Schedule H, Part IV Line 4:

December 31, 2011

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value

CASH

*	The Principal	Interest Bearing Cash - Cash Account		$12,864

POOLED SEPARATE ACCOUNTS

*	Principal Life Insurance Company	Principal Bond and Mortgage Separate Account	#	$52,559
*	Principal Life Insurance Company	Principal U.S. Property Separate Account	#	113,988
*	Principal Life Insurance Company	Principal Lifetime Str Inc Separate Account Acct	#	171
*	Principal Life Insurance Company	Principal Lifetime 2010 Separate Account	#	86,070
*	Principal Life Insurance Company	Principal Lifetime 2020 Separate Account	#	179,156
*	Principal Life Insurance Company	Principal Lifetime 2030 Separate Account	#	70,110
*	Principal Life Insurance Company	Principal Lifetime 2040 Separate Account	#	94,885
*	Principal Life Insurance Company	Principal Lifetime 2050 Separate Account	#	21,051
*	Principal Life Insurance Company	Principal Equity Income	#	53,013
*	Principal Life Insurance Company	Principal Inflation Protection	#	6,614
*	Principal Life Insurance Company	Principal Partner Large-Cap Growth Separate Account	#	120,501
*	Principal Life Insurance Company	Principal Partner Small-Cap Growth II Separate Account	#	43,765
*	Principal Life Insurance Company	Principal Partner Mid-Cap Value I Separate Account	#	79,987
*	Principal Life Insurance Company	Principal Mid-Cap S&P 400 Index Separate Account	#	117,230
*	Principal Life Insurance Company	Principal Partner Small-Cap S&P 600 Index Separate Account	#	30,546
*	Principal Life Insurance Company	Principal Small-Cap Value Separate Account	#	51,133
*	Principal Life Insurance Company	Principal Partner Mid-Cap Growth III Separate Account	#	47,502
*	Principal Life Insurance Company	Principal Diversified International Separate Account	#	11,289
*	Principal Life Insurance Company	Principal International Emerging Markets Separate Account	#	149,177
*	Principal Life Insurance Company	Principal Capital Appr Separate Account	#	169,493
*	Principal Life Insurance Company	Principal High Yield I Separate Account	#	2,006

COMMON STOCK

*	First Federal of Northern Michigan Bancorp, Inc.	Employer common stock	#	265,891

COMMON COLLECTIVE TRUST

	Union Bond and Trust Company	Principal Stable Value Fund	#	463,724

PARTICIPANT NOTES RECEIVABLE

*	Plan Participants	Loans to participants, interest	-	106,361
		rates ranging from 4.25% to 9.25%
				$2,349,086

* Indicates a party-in-interest to the Plan
# Cost information not required

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST FEDERAL OF NORTHERN MICHIGAN EMPLOYEES’ SAVINGS & PROFIT SHARING PLAN AND TRUST

Date: June 27, 2012	By:	/s/ Amy E. Essex
Amy E. Essex
Chief Financial Officer, Treasurer and
Corporate Secretary
First Federal of Northern Michigan

EXHIBIT INDEX

Exhibit Number	Document

23.1	Consent of Plante & Moran, PLLC